

Form NRSRO: Exhibit 8

Information About A.M. Best's Credit Analysts and Persons Who Supervise Credit Analysts.

Total number of credit analysts:

A.M. Best's Rating Division employs 142 credit analysts (including supervisors) with an average of over 6 years tenure at A.M. Best and nearly 17 years of industry experience *(see Note on page 2)*.

All credit analysts are required to have a minimum of a Bachelor degree or the equivalent in locations outside the United States. Many also hold advanced degrees or industry designations, including PhD; MBA/MS/MA; Actuarial; CPA and CFA designations.

Total number of credit analyst supervisors:

Of the 142 credit analysts listed above, 43 have supervisory roles. These positions include Associate Director (11), Director (17), Senior Director (9), Managing Director (5), and the Senior Managing Director – Rating Services. Credit analysts in supervisory roles average nearly 12 years tenure at A.M. Best and nearly 23 years of industry experience *(see Note on page 2)*.

In addition to the minimum requirements listed above, credit analyst supervisors typically have five or more years of related industry experience *(see Note on page 2)* and the expertise and ability to effectively train credit analysts in A.M. Best credit rating methodologies/criteria and the policies and procedures used throughout the credit rating process. These individuals also typically maintain strong written and/or verbal communications skills, contributing to or overseeing A.M. Best research projects and making outside presentations regarding industry trends and A.M. Best's rating process.

Reporting lines and responsibilities:

Financial Analysts (FA), Senior Financial Analysts (SFA), and some more experienced Associate Financial Analysts (AFA) are responsible for the primary oversight and analysis of a specified portfolio of credit ratings. SFAs are typically more experienced credit analysts that follow larger, more complex portfolios and contribute regularly to A.M. Best industry research, statistical studies and internal projects. More junior AFAs are not responsible for primary oversight and analysis of a specific portfolio of credit ratings. These more junior AFAs assist primary analysts in performing analytic functions that are necessary for the issuing and monitoring of a credit rating. AFAs, FAs and SFAs typically report to an Associate Director or Director.

Typically, each Associate Director, and Director supervises a team of analysts, providing oversight, guidance and support to the credit analysts on their team. Directors are typically more experienced, have broader supervisory responsibilities, and regularly contribute to or oversee A.M. Best research, statistical studies and internal projects. Associate Directors, and Directors, generally report to a Senior Director. Senior Directors typically report to a Managing Director.





Managing Directors, and certain Senior Directors, are responsible for the oversight and management of the credit analysts for an entire industry segment. The Managing Director or Senior Director is ultimately responsible for the credit ratings, research, and project management for all activities related to their respective industry segment. This includes responsibility for the consistent execution of corporate rating procedures and policies. The Managing Directors serve as Chair of the Rating Committee for their industry segment. Managing Directors, and one Senior Director, report to the Senior Managing Director – Rating Services.

Within our subsidiary offices, a Managing Director or Director serves as the head of analytics responsible for the oversight and management of the credit analysts within that office. The subsidiary heads of analytics work with a responsible Managing Director in the home office or the Senior Managing Director – Rating Services.

The Senior Managing Director – Rating Services is the head of A.M. Best's Rating Division and as such is responsible for the operations of the Division globally.

Note: A.M. Best does not set specific minimum work experience requirements by level, and is instead disclosing the average or typical experience range for credit analysts and credit analyst supervisors.